Exhibit 10.1
MIDWAY GAMES INC.
KEY EMPLOYEE INCENTIVE PLAN
1.	OBJECTIVE, OVERVIEW AND EFFECTIVE DATE
     Midway Games Inc. and its subsidiaries (the “Company”) have experienced liquidity concerns and possible defaults under agreements with the Company’s lenders and other third parties that have been exacerbated by the change in control of the Company which occurred November 28, 2008. The Board of Directors of the Company (the “Board”) has engaged advisors to assist the Company in exploring strategic alternatives, including restructuring the Company as a stand alone entity or a sale of some or all of the Company’s business and assets. On February 12, 2009, the Company and its U.S. subsidiary filed proceedings under Chapter 11 of the U.S. Bankruptcy Code. During this process, extraordinary demands have been made upon the Company’s management and key personnel, above and beyond their normal duties to the Company and those demands continue to be made. It is contemplated that this process, now including a proceeding under the Bankruptcy laws and associated reporting and proceedings, presentations to and due diligence activities with potential bidders for the Company’s assets, careful management of the Company’s cash and expenses and additional day-to-day demands could last several months. It is important that the Company’s senior management and key personnel make significant contributions to the process, including, among other things, conducting due diligence with creditors and potential buyers or lenders, the negotiation of agreements to create liquidity for the Company to enable it to continue to operate, to assist in the marketing of some or all of the Company’s assets, induce others to do business with the Company and/or offer to purchase some or all of its assets, and to enthusiastically encourage other employees to stay with the Company, all for the purpose of maximizing the value of the Company and its assets.
     This Key Employee Incentive Plan (the “Plan”) is intended to provide incentives to key members of management and senior staff at this critical time for the Company to expend extraordinary time and effort and to reward such key employees upon achievement of certain milestones deemed by the Company to be critical to maximizing the value of the Company in either a restructuring or sale of the Company. The efforts required of these key employees to achieve these milestones will extend well beyond their ordinary course responsibilities, and, their entitlement to payments under the plan will occur only upon successful achievement of the milestones and not merely as a result of continued employment. The Plan offers Participants (as defined below) the opportunity to receive a cash payment if the Company achieves the milestones described in Section 4 that are deemed critical to the continued operations and the restructuring or sale of the Company as determined by the Company and its lender, Acquisition Holdings Subsidiary I, LLC (the “Lender”), in such amounts as are approved by the Compensation Committee (the “Committee”) of the Board.
     The Plan is effective as of February 23, 2009 (the “Effective Date”), subject to Bankruptcy Court approval.
2.	PLAN ADMINISTRATION
     The Plan will be administered by the Committee. The Committee’s powers and authority include, but are not limited to (1) selecting individuals who are eligible to participate in the Plan, (2) determining and approving the incentive amount for each Participant for achievement of each milestone, (3) interpreting the Plan’s provisions, (4) determining the specifics of each milestone and achievement of each of the milestones for each Participant, (5) approving the making of payments under the Plan, and (5) administering the Plan in a manner that is consistent with its purpose.
     The Committee may delegate certain administrative functions to management, such as maintenance of lists of all employees who are eligible to participate, periodic communication with regard to performance against milestones over time, and other functions as determined by the Committee. The Committee may delegate determinations under Section 8 to the Chief Executive Officer of the Company (the “CEO”).
3.	ELIGIBILITY AND PARTICIPATION
     “Participants” will be employees of the Company selected by the Committee based upon their unique skills, expertise and their importance to the Company and to the achievement of the milestones but shall exclude the CEO.
     Participants may be added after the Effective Date as recommended by the CEO and approved by the Committee.

     Participants will receive a personalized letter from the Company indicating their eligible participation in the Plan and the specific milestone opportunities for which they are eligible.
4.	THE MILESTONES
     The Committee has established the following milestones each of which, upon achievement, will trigger the right to receive the incentive payment applicable to such milestone approved by the Committee under this Plan as set forth herein.
     Milestone 1: The Board has determined that it is a key objective of the Company for its key personnel to continue to develop and exploit the Company’s intellectual property through an orderly sale or restructuring process. In order to continue to maintain the value of the business and assets of the Company, provide due diligence to prospective purchasers and/or lenders, undertake the additional tasks created by the Bankruptcy process, and otherwise achieve the objectives and purposes of the Plan, it is critical that the Company’s key personnel work with the Lender, the Company’s unsecured creditors and other constituencies to agree upon a plan to maximize the value of the Company for its creditors including, if so determined, working through an orderly sale of its assets or a restructuring of the Company. Milestone 1 shall be deemed achieved upon the earlier to occur of (i) the later of execution of asset purchase agreement(s) (singularly or collectively, the “APA”) with one or more stalking horse bidders that are approved by the Bankruptcy Court as a stalking horse APA(s) at a bid procedures hearing and that provide for aggregate Net Sale Proceeds of at least $30 million (the “Target Amount”), and the date upon which the APA does not contain a financing, due diligence or employee hire condition that has not been waived, terminated, or satisfied (which could be either at filing of the APA or at any time thereafter, including at closing) and (ii) the filing by the Company with the Bankruptcy Court having jurisdiction over the Proceeding of a Plan of Reorganization acceptable to the Lender or which provides for the payment in full of the Lender’s allowed secured claims. Within three (3) business days after the achievement of Milestone 1, each Participant shall be entitled to receive the incentive amount previously approved by the Committee for Milestone 1 for such Participant from a pool of not more than $600,000.
     Milestone 2: For the same reasons supporting the importance of Milestone 1, it is critical that the Company’s key personnel complete any sale of its assets under Bankruptcy Code Section 363 and provide incentive to Participants to maximize the sale proceeds and the Company’s other available assets or obtain approval of a plan of reorganization. Achievement of Milestone 2 shall be deemed to have been achieved upon the earlier of (a) approval by the Bankruptcy Court with jurisdiction over the Proceeding of a Plan of Reorganization/Liquidation of the Company acceptable to the Lender or which provides for payment in full of the Lender’s allowed secured claims or (b) the closing of the sale(s) of Company assets to the stalking horse bidder(s) or higher bidder(s) in an auction process. Upon achievement of Milestone 2, each Participant shall be entitled to receive the incentive amount previously approved by the Committee for Milestone 2 for such Participant.
The total incentive amount to be paid under Milestone 2 in the case of approval of a Plan of Reorganization/Liquidation shall be $1,000,000 and in the case of approval of a sale or sales shall be based upon the amount of Net Sale Proceeds. If the Net Sale Proceeds are at least equal to the Target Amount, $1,000,000 will be paid under Milestone 2 at sale closing (and if the Net Sale Proceeds are less than the Target Amount, nothing shall be paid under Milestone 2 at sale closing). For every additional $1,000,000 of Net Sale Proceeds above the Target Amount, an additional $75,000 will be paid under Milestone 2 at the sale closing (with the understanding there would be no prorations of any such additional amounts payable under Milestone 2).
So, with a hypothetical $30,000,000 in Net Sale Proceeds upon sale closing, and assuming nothing had been paid yet under Milestone 1, the amount payable under this Plan at sale closing would be $1.6 million ($600,000 + 1,000,000).
With a hypothetical $31,750,000 in Net Sale Proceeds upon sale closing, and assuming nothing had been paid yet under Milestone 1, the amount payable under this Plan at sale closing would be $1.675 million ($600,000 + 1,000,000 + 75,000).
“Net Sale Proceeds” at sale closing shall be defined as the amount of cash actually received (or to be received if the calculation of Milestone 1 occurs before sale closing) by the Company at the sale closing(s), plus any good faith cure amounts (which amounts shall be subject to review by the Creditors Committee) paid or otherwise satisfied by purchaser(s) relating to contracts assumed by Purchaser(s) in connection with the sale(s), less any cure amounts the Company must satisfy in connection with the sale closing. For the avoidance of doubt, if a purchaser purchases its own contract with the Company and waives or otherwise deems to be satisfied any cure claim in connection therewith, the amount of such cure claim shall not be included in the calculation of Net Sale Proceeds.

     In determining the incentive amounts, the Committee considered (1) the level of payment that is necessary or appropriate to provide an economic incentive for each Participant to exert additional efforts beyond his/her normal duties on behalf of the Company to achieve the milestone, (2) the level of payment weighed against the perceived benefit to be received by the Company for achievement of the applicable Milestones, and (3) such other factors as the Committee deemed desirable. The incentive amount that may be earned at the achievement of each Milestone will be in the aggregate an amount of an incentive pool for such Milestone as determined by the Committee and each Participant’s level of participation shall be equal to a percentage of the total amount of the incentive pool for the applicable Milestone and will be expressed as a dollar amount.
5.	AWARD DETERMINATIONS
     The total amount of the award paid to a Participant for achievement of any Milestone under the Plan may not exceed the amount calculated as provided herein.
6.	FORM OF PAYOUT AND TIMING
     To be eligible to receive a payout under the Plan upon achievement of a Milestone, subject to Section 8, a Participant must be in active full-time employment with the Company on the date the Milestone has been achieved as determined by the Committee (the “Trigger Date”).
     All awards will be paid in cash and will be subject to all applicable tax withholding requirements.
     Because the Plan does not provide welfare benefits and does not provide for the deferral of compensation to termination of employment, it is established with the intent and understanding that it is not an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended. To the extent any award under the Plan would become subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), such award shall be granted in compliance with the requirements set forth in Section 409A of the Code and any binding regulations or guidance promulgated thereunder.
     It is intended that the Plan and awards issued hereunder will comply with Section 409A of the Code (and any regulations and guidelines issued thereunder) to the extent the awards are subject thereto, and the Plan and such awards shall be interpreted on a basis consistent with such intent. The Plan and any award agreements issued thereunder may be amended in any respect deemed by the Board or the Committee to be necessary in order to preserve compliance with Section 409A of the Code.
7.	AMENDMENTS AND TERMINATION
     The Company, by action of the Committee, shall have the right to amend or terminate the Plan as it deems necessary and appropriate.
8.	TERMINATION OF EMPLOYMENT
     Unless determined otherwise by the Committee or the CEO, a Participant will forfeit the right to receive any incentive payment with respect to achievement of a Milestone, except for the circumstances set forth in this Section 8, if he or she is not for any reason in active full-time employment with the Company on the Trigger Date for such Milestone.
     Notwithstanding the foregoing, in the event of a Participant’s death or disability or involuntary termination of employment by the Company without “Cause” (as defined), then a Participant may be eligible to receive upon a Trigger Date for a Milestone, all or a portion of the incentive amount for such Participant applicable to such Milestone as may be determined to be fair and equitable by the CEO or the Committee based upon such Participant’s contribution to achievement of the milestone during his employment and or performance of such Participant’s obligations necessary to achieve a milestone.
     “Cause” shall mean (i) conviction (pursuant to a final or non-appealable judgment) of a felony or any other crime involving fraud, larceny or dishonesty; (ii) failure and refusal to follow a reasonable direction of the officer(s) of the Company to which the Participant reports, if any, or the Board of Directors of the Company after notice in writing of such failure or refusal and a cure period of ten days thereafter; or (iii) commission of any dishonest, willful or grossly negligent act which has or is reasonably likely to have a material adverse effect on the Company or its customer or trade relationships.
9.	OTHER

          (a) No Individual Rights. Neither the Plan nor any action taken hereunder will be construed as giving any Participant any right to continue to be employed or to continue to provide services to the Company, any subsidiary, or any related entity. The right to terminate the employment of or performance of services by any Participant at any time and for any reason is specifically reserved to the Company and its subsidiaries, as applicable.
          (b) Unfunded Plan. The Plan will be unfunded and will not create or be construed to create a trust or a separate fund or funds. To the extent any Participant holds any obligation of the Company hereunder by virtue of participation in this Plan, such obligation will constitute a general unsecured liability of the Company and accordingly will not confer upon such person any right, title, or interest in any assets of the Company.
          (c) Governing Law. The terms of the Plan and all rights thereunder will be governed by and construed in accordance with the laws of the State of Illinois, without reference to principles of conflicts of law.